UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Drive

Unit 1003

Toronto, Ontario, Canada M3B 0A4

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Election of Directors

On November 22, 2022, our Board of Directors accepted the resignation of Dr. Tom Traves as Chairman and a member of our Board and the resignations of Messrs. Zaiyi Liao, Haipeng Xie and Collin Dodds as members of our Board. The resignations of Dr. Traves, Dr. Liao, Dr. Xie and Mr. Dodds were not the result of any dispute or disagreement with us or our Board on any matter relating to our operations, policies or practices.

On November 22, 2022, the Board elected Mr. Marc Kealey as Chairman and a member of the Board. Mr. Kealey has over 30 years’ experience in business and advocacy. He is President of K&A Inc., a public policy and business management firm located in Mississauga, Ontario Canada since 2007 where he has been active in prescription drug reform, smoke free legislation, cannabis regulation and cross border healthcare initiatives. Prior to K&A Inc., Kealey served as CEO of Ontario Pharmacists’ Association, the largest professional organization serving the interests of pharmacists in Canada from February 2004 to September 2007. Prior to his role in pharmacy, Mr. Kealey served as General Manager at AECL from June 1999 to February 2004, where he led the CANDU technology team in Asia, particularly China and Eastern Europe; he helped to interface with governments where CANDU nuclear reactors were either in operation or under construction and integrated healthcare system delivery with projects in Qinshan, China and Cernavoda, Romania. Mr. Kealey sits on the University of Waterloo’s School of Pharmacy advisory board and sits on a number of boards in the for-profit and non-for-profit sectors including the Canada India Foundation and the Jamaica Disaster Relief and Resilience Initiative in Jamaica. He sits on the board of CITIZN, a global societal network. He was appointed to the Board of Wounds Canada in 2022. He was appointed to the Board of “Resilient Kids Canada” in 2022,a charity for young people. He is also a Director of CHG Inc.– a Canadian hospital development group. Mr. Kealey is a graduate of St. Jerome’s University at the University of Waterloo and attended Kent State University in Ohio and Queen’s University in Kingston, Ontario.

On November 22, 2022, the Board elected Mr. William Chai as a member of the Board, and as a member and Chairman of the Audit Committee, a member of the Nominating and Corporate Governance Committee, and a member of the Compensation Committee of the Board. Mr. Chai has over 35 years’ experience in business investment, venture capital investment, fund management, and fundraising. For the past five years, Mr. Chai has served as one of the founding partners of Global Call to Acton Against Poverty, a nonprofit organization and global network, which works with the United Nations and World Health Organization to support people in their struggles for justice and against poverty and inequality. Mr. Chai is also a senior advisor at Global Innovation Centre, a global think tank. He is a director at Alpha Ring International Ltd., a company headquartered in California that provides software, industrial engineering, and green energy optics. Mr. Chai earned his Bachelor of Science in Electrical Engineering from National Cheng Kung University in Taiwan, a Master of Science in Systems Engineering from Arizona State University, a EMBA degree in Business Administration from National Chengchi University in Taiwan, and an honorary doctorate degree in Management from the International Academy of Public Welfare Corporation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: November 29, 2022	By:	/s/ Guiping Xu
Guiping Xu
Chief Executive Officer